------------------------------------
                                                        OMB APPROVAL
                                            ------------------------------------
                                            OMB Number           3235-0145
                                            Expire               August 31, 1999
                                            Estimated average burden
                                            hours per response.............14.90
                                            ------------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6 )*


                              Geneva Steel Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   372252-10-6
                                 --------------
                                 (CUSIP Number)

                                December 31, 1998
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)
         |_|      Rule 13d-1(c)
         |X|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                               Page 1 of 5 Pages

CUSIP No.   372252-10-6
         -----------------
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).
         Robert J. Grow
         --------------
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
            -------
         (b)
            -------
--------------------------------------------------------------------------------

3.       SEC Use Only
                     -----------------------------------------------------------
--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization United States
                                             -----------------------------------
--------------------------------------------------------------------------------

Number of           5.       Sole Voting Power 1,052,222
Shares Bene-                                   ---------------------------------
ficially            6.       Shared Voting Power 15,500**
Owned by Each                                   --------------------------------
Reporting           7.       Sole Dispositive Power 1,052,222
Person With:                                       -----------------------------
                    8.       Shared Dispositive Power 15,500**
                                                     ---------------------------
--------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person 1,067,722
                                                                     -----------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|

11.      Percent of Class Represented by Amount  in Row (9) 6.8%
                                                           ---------------------

12.      Type of Reporting Person (See Instructions) IN
                                                    ----------------------------


         **See Item 4.


                               Page 2 of 5 Pages

CUSIP No.    372252-10-6
         -------------------

Item 1.

         (a) Name of Issuer: Geneva Steel Company (the "Company")
             ---------------

         (b) Address of Issuer's Principal  Executive  Offices:  10 South Geneva
             --------------------------------------------------
         Road, Vineyard, UT 84058

Item 2.

         (a) Name of Person Filing: Robert J. Grow (the "Reporting Person")
             ----------------------

         (b) Address of Principal Business Office, if none, Residence:  10 South
             ---------------------------------------------------------
         Geneva Road, Vineyard, UT 84058

         (c) Citizenship: United States
             ------------

         (d) Title of Class of Securities: Common Stock, No Par Value
             -----------------------------

         (e) CUSIP Number: 372252-10-6
             -------------

Item 3.

         This statement is not filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c).

Item 4.  Ownership

         As of December 31, 1998, the Reporting Person was the beneficial owner of 1,052,222 shares of the Company's Class A Common Stock. In addition, the spouse of the Reporting Person owned, as of such date, 15,500 shares of Class A Common Stock which may be deemed to be beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of the shares owned by his spouse. If the shares owned by the Reporting Person's spouse are included with the shares beneficially owned by the Reporting Person (a total of 1,067,722 shares), all such shares represented 6.8% of the outstanding Class A Common Stock as determined by Rule 13d-3 under the Securities Exchange Act of 1934. The Reporting Person beneficially held all shares, other than the shares owned by his spouse, individually with sole voting and investment power. The Reporting Person may be deemed to have shared voting and investment power with respect to the shares owned by his spouse.

         The number of shares beneficially owned by the Reporting Person reported above includes 885,532 shares of Class A Common Stock that the Reporting Person had the right to acquire upon the conversion of 8,855,319 shares of the Company's Class B Common Stock at the rate of ten shares of Class B Common Stock for one share of Class A Common Stock. In addition, the number of shares reported above includes options to purchase 153,600 shares of Class A Common Stock, which options are either currently exercisable or exercisable within the next 60 days.

Item 5.  Ownership of Five Percent or Less of a Class

         This statement is not being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.


                               Page 3 of 5 Pages

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         Not applicable.


                               Page 4 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                         1/20/99
                                                         -----------------------
                                                         Date


                                                         /s/ ROBERT J. GROW
                                                         -----------------------
                                                         Signature


                                                         Robert J. Grow
                                                         -----------------------
                                                         Name/Title


                               Page 5 of 5 Pages